UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2025

Commission File Number: 001-39880

LUXEXPERIENCE B.V.

(formerly MYT Netherlands Parent B.V.)
(Exact name of registrant as specified in its charter)

Einsteinring 9

85609 Aschheim/Munich

Germany

+49 89 127695-614

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

On November 19, 2025, LuxExperience B.V. expects to hold a conference call at 8:00 a.m. (Eastern Time) regarding its unaudited financial results for the fiscal quarter ended September 30, 2025. A copy of the earnings press release is furnished herewith as Exhibit 99.1.

A copy of the interim report for the first quarter of fiscal year 2026 is expected to be released after market close on November 19, 2025.

The information in this Form 6-K, including Exhibit 99.1, furnished in this report is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. Registration statements or other documents filed with the SEC shall not incorporate this information by reference, except as otherwise expressly stated in such filing.

Exhibit No.	Description

99.1	Q1, FY 2026 Earnings Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LuxExperience B.V.

By:	/s/ Dr. Martin Beer
Name:	Dr. Martin Beer
Title:	Chief Financial Officer

Date: November 19, 2025